UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 14, 2022, Super Group (SGHC) Limited (the “Company”) issued a press release announcing the closing of the Company’s previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the New York Stock Exchange (“NYSE”) under the symbol “SGHC WS” (the “public warrants”) and (ii) private placement warrants to purchase Ordinary Shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Consent Solicitation solicited consents from holders of the warrants to amend the warrant agreement that governs the warrants (such amendment, the “Warrant Amendment”).

The Company issued 5,332,141 Ordinary Shares in exchange for the public warrants tendered in the Offer.

As previously announced, the Company has exercised its rights, in accordance with the terms of the Warrant Amendment to (i) to exchange all remaining untendered public warrants for Ordinary Shares at a ratio of 0.225 Ordinary Shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which no public or private warrants will remain outstanding (such exchange and cancellation together, the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as December 26, 2022. The last day of trading for the warrants will be December 23, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: December 14, 2022	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated December 14, 2022